UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.            An announcement regarding issue of mid-term notes of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on March 8, 2022; and

2.            An announcement regarding the date of meeting of the board of directors of the Registrant, made by the Registrant on March 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: March 14, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MID-TERM NOTES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2020 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 22 June 2021, the Company has been given a mandate to issue domestic and/or overseas debt financing instruments after relevant regulatory department approval (including but not limited to domestic debt financing instruments like corporate bonds, enterprise bonds, mid-term notes in the interbank bond markets in the domestic market, and overseas debt financing instruments like offshore RMB-denominated bonds, overseas USD-denominated bonds and bonds denominated in other foreign currencies in the overseas market) (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB80 billion or equivalent within or outside the People’s Republic of China within the period from approval obtained at 2020 annual general meeting to the conclusion of the 2021 annual general meeting.

The Company has recently completed the issue of the second tranche of the Company’s mid-term notes for 2022 (the “Debentures”). The total issuing amount was RMB3 billion with a maturity period of 3 years whereas the unit face value is RMB100 and the interest rate is 2.84%.

Industrial and Commercial Bank of China Limited and Bank of Ningbo Co., Ltd. acted as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book- building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the bonds which are due to be payable. Of which, not less than RMB1.8 billion is intended to be used for the Company’s daily operating turnover, including but not limited to the purchase of coal etc., so as to ensure the people’s livelihood this season with a safe and stable supply of energy, and to safeguard the people’s livelihood and heating energy consumption in winter.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

8 March 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be convened on Tuesday, 22 March 2022, for the purposes of considering and approving the final results announcement of the Company for the year ended 31 December 2021 for publication and considering the recommendation of final dividend, if any, and transacting any other business.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
7 March 2022